January 30, 2025

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	T Stamp Inc.

Registration Statement on Form S-1

Filed January 27, 2025

File No. 333-284525

Ladies and Gentlemen:

We acknowledge receipt of comments in the letter dated January 29, 2025 from the staff of the Division of Corporate Finance – Office of Technology (the “Staff”) regarding the Registration Statement of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Registration Statement on Form S-1

General

1.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the amount of time Armistice Capital Master Fund Ltd. has held its shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholder as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company, and that it is appropriate to characterize this transaction as a secondary offering under Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of the above factors in the analysis below. In the Company’s view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholder as contemplated by the Registration Statement as a valid secondary offering.

Factor 1: How Long the Selling Stockholder Has Held the SharesThe

2,096,842 shares to be registered for resale under the Registration Statement (the “Shares”) include: (i) 621,303 shares of Class A Common Stock issuable upon the exercise of certain warrants sold to the Selling Stockholder in private placement offering consummated on January 8, 2025; (ii) 648,148 shares of Class A Common Stock issuable upon the exercise of common stock purchase warrants sold to the Selling Stockholder in a private placement offering consummated on December 6, 2024 (that are subject to a preliminary registration statement filed on Form S-3 (File No. 333-283945) that will be withdrawn prior to effectiveness of the registration statement in this offering); and (iii) 827,391 shares of Class A Common Stock issuable upon exercise of warrants sold to the Selling Stockholder in a private placement offering consummated on September 3, 2024 and which were registered on a registration statement on Form S-3 (File No. 333-282310) that was initially declared effective by the SEC on December 6, 2024.

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the warrants underlying 827,391 of the Shares have been held by the Selling Stockholder for over three months; the warrants underlying 648,148 of the Shares have been held for nearly two months; and the warrants underlying 621,303 of the Shares have been held for nearly one month. Each of the issuances of the warrants underlying the Shares was made in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act. As described below, the Selling Stockholder made customary investment and private placement representations in the respective Securities Purchase Agreements for the purchases of the warrants from the Company. The Selling Stockholder has already purchased warrants for a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio – and the exercise price for the warrants underlying the Shares being registered for resale is not based on market price or a fluctuating ratio.

In addition, due to the historically limited trading volume in the Company’s Class A Common Stock (with irregular occurrences of trading volume of significance), the Company believes that the Selling Stockholder likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive, or without exceeding the 9.99% beneficial ownership blocker the Selling Stockholder agreed to (as described more fully below). This is demonstrated by the Selling Stockholder continuing to hold the 827,391 shares of the Company’s Class A Common Stock issuable upon exercise of warrants which were registered on a registration statement on Form S-3 (File No. 333-282310).

Further, the timing of the filing of the Registration Statement was determined by the Selling Stockholder, pursuant to the requirement under the Securities Purchase Agreement to file a Registration Statement on Form S-1 to register the resale of the Shares, and not by the Company.

Factor 2: The Circumstances Under Which the Selling Stockholder Received The Shares

As described above, the Selling Stockholder acquired the warrants underlying the Shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

In each of the Securities Purchase Agreements pursuant to which the warrants underlying the Shares were sold to the Selling Stockholder, the Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the warrants underlying the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the warrants or the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholder has any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement were declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholder has or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Securities Purchase Agreements pursuant to which the Selling Stockholder purchased the warrants underlying the Shares.

Factor 3: The Selling Stockholder’s Relationship to the Company

The Company’s understanding is that Selling Stockholder is a private investment fund. The Selling Stockholder has no representative on the Company’s board of directors, nor does the Selling Stockholder have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement, other than the rights set forth in the various Securities Purchase Agreements and related documents entered into with the Company for the purchase of the warrants underlying the Shares.

Furthermore, the Selling Stockholder is not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholder that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholder in the pursuant to each Securities Purchase Agreement from the September 3, 2024, December 6, 2024 and January 8, 2025 private placements are traditional registration rights and are not indicative of any desire of the Selling Stockholder to sell or distribute Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for the customary registration rights set forth in the Securities Purchase Agreements for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholder under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of January 24, 2025, the Company had 2,200,046 shares of Common Stock outstanding. The Shares being registered for resale under the Registration Statement would collectively represent approximately 95% of the Company’s outstanding shares as of January 24, 2025 upon exercise of the warrants. However, each private placement transaction purchase restricts the Selling Stockholder from exercising the warrants resulting in beneficial ownership of greater than 9.99%.

The Selling Stockholder beneficially owns 0 shares of outstanding Common Stock, representing 0% of the Company’s Common Stock outstanding as of January 24, 2025.  When including shares acquirable within 60 days, the Selling Stockholder beneficially owns 2,336,044 shares of Common Stock, representing approximately 45.27% of the Common Stock outstanding as of January 24, 2025 (including all shares acquirable within 60 days) – but which would be subject to the 9.99% blocker described above.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is significant.

Factor 5: Whether the Selling Stockholder is in the Business of Underwriting Securities

The Selling Stockholder is a private investment fund, and to the Company’s knowledge, is not a broker-dealer, nor is it affiliated with a broker-dealer. To the Company’s knowledge, the Selling Stockholder is not in the business of underwriting securities. Additionally, the issuance of the Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholder’ ability to resell the shares.

The facts indicate that the Selling Stockholder made a fundamental decision to invest in the Company on a long-term basis, and not seeking to distribute the Shares on behalf of the Company.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Stockholder is Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholder are acting as a conduit for the Company. The Selling Stockholder acquired the warrants underlying the Shares in various tranches between approximately one and three months ago, each in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholder has borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time given (a) the 9.99% beneficial ownership blocker agreed to by the Selling Stockholder; (b) the historically limited trading (with irregular occurrences of trading volume of significance); and (c) price volatility of the Common Stock. Additionally, as noted above, 827,391 of the Shares were previously registered for resale on a registration statement on Form S-3 (File No. 333-282310) that was initially declared effective by the SEC on December 6, 2024, with the Selling Stockholder not yet having sold any of those Shares. To the Company’s knowledge, the Selling Stockholder is a private investment fund not involved in the business of underwriting securities. The Selling Stockholder is not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and, moreover, the timing of the filing of the Registration Statement was determined by the Selling Stockholder, pursuant to the requirement under the prior Securities Purchase Agreements entered into between the Company and the Selling Stockholder, and not by the Company.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Selling Stockholders, page 25

2.	Please revise to ensure you provide all of the information required by Item 507 of Regulation S-K. For example, please ensure you disclose the percentage of the Class A common stock Armistice will own after completion of the offering.

The Company has revised the disclosure in the “Selling Stockholders” section of the prospectus to include the all of the information required by Item 507 of Regulation S-K, including the percentage of the Class A Common Stock Armistice will own after completion of the offering, assuming it sells all of the shares being registered for resale under the Registration Statement.

3.	Footnote 1 to the table discloses that the 250,930 shares of Class A common stock held by Armistice consists of "250,930 shares of Class A Common Stock underlying certain other warrants held by Armistice Capital Master Fund Ltd., as well as 2,096,842 shares of Class A Common Stock underlying the Warrants." We note that Armistice also received shares of Class A common stock in various registered direct offerings. Please clarify whether Armistice continues to hold these shares and whether they are included here. Additionally, to the extent Armistice beneficially owns more than five percent of your Class A common stock, please revise your beneficial ownership table on page 70 to disclose Armistice's beneficial ownership.

The Company has revised the table, as well as Footnote 1 to the table, in the “Selling Stockholders” section of the prospectus to account for all of the shares beneficially owned by Armistice, all of which are represented by shares acquirable upon the exercise of warrants. Based on information provided by the Company’s transfer agent, the Company believes that, out of the 2,336,044 shares beneficially owned by Armistice, none are represented by shares of Class A Common Stock acquired by Armistice in prior registered direct offerings, and that Armistice no longer holds those shares acquired in such prior registered direct offerings. As such, none of those shares are being registered for resale pursuant to this Registration Statement.

The Company has also revised the “Security Ownership Of Certain Beneficial Owners And Management” section of the prospectus to include Armistice’s beneficial ownership of the Company’s Class A Common Stock.

Thank you again for the opportunity to respond to your questions to the Registration Statement of T Stamp Inc. If you have additional questions or comments, please contact me at andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Gareth Genner

Chief Executive Officer

T Stamp Inc.